Form 40-F
period 2022-04-30
Vizsla Silver Corp.
filed 2022-07-22
CIK 1796073

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[ ]	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
[x]	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended April 30, 2022	Commission File Number 001-41225

Vizsla Silver Corp.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant's name into English (if applicable))

British Columbia, Canada	1040	N/A
(Province or other jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
incorporation or organization)	Code Number)	Identification Number)

Suite 700, 1090 West Georgia Street
Vancouver, BC V6E 3V7
(604)-364-2215
(Address and telephone number of Registrant's principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

1-800-221-0102
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, no par value	VZLA	NYSE American LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[ x ] Annual information form	[ x ] Audited annual financial statements

Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report: 154,875,802 outstanding as of April 30, 2022.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. [ x ] Yes  [ ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). [ x ] Yes  [  ]  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

[ x ] Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  [  ]

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [  ]

EXPLANATORY NOTE

Vizsla Silver Corp. (the "Company" or "Vizsla") is a "foreign private issuer" as defined in Rule 3b-4 under Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is a Canadian issuer eligible to file its annual report ("Annual Report") pursuant to Section 13 of the Exchange Act on Form 40-F pursuant to the multi-jurisdictional disclosure system (the "MJDS") adopted by the United States Securities and Exchange Commission (the "SEC"). The Company's common shares are listed on the TSX Venture Exchange and the NYSE American LLC ("NYSE") under the trading symbol "VZLA".

In this annual report, references to "we", "our", "us", the "Company", the "Registrant", or "Vizsla", mean Vizsla Silver Corp., unless the context suggests otherwise.

FORWARD LOOKING STATEMENTS

Certain information, estimates and projections contained in this Annual Report, and the documents incorporated by reference herein, if any, constitute forward-looking statements regarding the Company, its operations and projects, including, but not limited to, the Panuco-Copala Property (as defined in the Annual Information Form for the year ended April 30, 2022, attached as Exhibit 99.1 to this Annual Report). All statements that are not historical facts, involving without limitation, statements regarding future projections, plans and objectives, securing strategic partners and financing requirements and the ability to fund future mine development are forward-looking statements, or forward-looking information. Forward-looking information and statements involve risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such information or statements. Such risk factors and uncertainties include, but are in no way limited to, statements with respect to the effect and estimated timeline of the drilling and assay results of the Company, the estimation of mineral reserves and mineral resources, the timing and amount of estimated future exploration, costs of exploration, capital expenditures, success of exploration activities, permitting time lines and permitting, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, fluctuations in mineral prices, uncertainties and other factors relating to public health crises, including the evolving COVID-19 coronavirus ("COVID-19"), volatility in the global financial markets, increased inflation, and turbulence in mining markets resulting from the invasion of Ukraine by Russia, and other risk factors, as discussed in the Company's filings with Canadian and American securities regulatory agencies including the documents incorporated by reference therein.

Generally, forward-looking information can be identified by the use of forward-looking terminology such  as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts",  "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be  achieved". Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company disclaims any obligation to update any forward-looking statements or information, other than as may be specifically required by applicable securities laws and regulations.

Forward-looking statements are subject to a variety of risks, uncertainties, and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation those risks outlined under the heading "Risk Factors" beginning on page 11 in the Annual Information Form for the year ended April 30, 2022, attached as Exhibit 99.1 to this Annual Report, and incorporated herein by reference, and under the heading "Risks Factors and Uncertainties" on beginning page 18 in the Registrant's Management's Discussion & Analysis for the year ended April 30, 2022, attached as Exhibit 99.3 to this Annual Report, and incorporated herein by reference, and in other filings that the Registrant has made and may make with applicable securities authorities in the future.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under the MJDS, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant has historically prepared its consolidated financial statements, which are filed as Exhibit 99.2, and incorporated herein by reference, to this Annual Report on Form 40-F, in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board, which are subject to Canadian auditing and auditor independence standards. Financial statements prepared in IFRS may differ from financial statements prepared in United States GAAP ("U.S. GAAP") and from practices prescribed by the SEC. Therefore, the Registrant's financial statements filed with this Annual Report may not be comparable to financial statements of United States companies prepared in accordance with U.S. GAAP.

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into U.S. dollars, on July 21, 2022 based upon the closing rate published by the Bank of Canada, was U.S.$1.00=CDN$1.2895. Bank of Canada exchange rates are nominal quotations and are not buying or selling rates. These rates are intended for statistical or analytical purposes. Rates available from financial institutions will differ. Rates are expressed in Canadian dollars, converted from U.S. dollars.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this annual report on Form 40-F:

A. Annual Information Form

The Registrant's Annual Information Form for the fiscal year ended April 30, 2022 is attached as Exhibit 99.1 to this Annual Report on Form 40-F, and is incorporated by reference herein.

B. Audited Annual Financial Statements

The Registrant's consolidated audited annual financial statements, including the reports of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.2 to this Annual Report on Form 40-F, and is incorporated by reference herein.

C. Management's Discussion and Analysis

The Registrant's management's discussion and analysis of financial condition and results of operations for the year ended April 30, 2022 is attached as Exhibit 99.3 to this Annual Report on Form 40-F, and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to ensure that (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company's reports filed under the Exchange Act is accumulated and communicated to the Company's management, including its Chief Executive Officer ("CEO") and its Chief Financial Officer ("CFO"), as appropriate, to allow for timely decisions regarding required disclosure.

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company's management, including the CEO and CFO, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Company's CEO and CFO have concluded that, as of April 30, 2022, the Company's disclosure controls and procedures were effective.

MANAGEMENT'S REPORT ON
INTERNAL CONTROL OVER FINANCIAL REPORTING

This annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

This Annual Report does not include an attestation report of the Registrant's registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.  Under Section 3 of the Exchange Act, as a result of enactment of the Jumpstart Our Business Startups Act (the "JOBS Act"), "emerging growth companies" are exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which generally requires that a public company's registered public accounting firm provide an attestation report relating to management's assessment of internal control over financial reporting. The Registrant qualifies as an "emerging growth company" and therefore has not included in, or incorporated by reference into, this Annual Report such an attestation report as of the end of the period covered by this Annual Report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no change in the Registrant's internal control over financial reporting during the fiscal year ended April 30, 2022, that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

CODE OF CONDUCT

The Registrant has adopted a written "code of ethics" (as defined by the rules and regulations of the SEC), entitled "Code of Business Conduct and Ethics" (the "Code") that applies to all members of the board of directors, officers, employees, consultants, contractors and agents of the Company and its affiliates and subsidiaries worldwide. Adherence to this code is a condition of employment with or providing services to the Company.

The Code may be obtained upon request from Vizsla Silver Corp.'s head office at Suite 700, 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, or by viewing the Registrant's web site at www.vizslasilvercorp.ca.

All amendments to the Code, and all waivers of the Code with respect to any director, executive officer or principal financial and accounting officers, will be posted on the Registrant's web site within five business days following the date of the amendment or waiver and any amendment will be provided in print to any shareholder upon request.

AUDIT COMMITTEE

Our Board of Directors has established the Audit Committee in accordance with Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing our accounting and financial reporting processes and the audits of our annual financial statements.

The Audit Committee is comprised of Harry Pokrandt (Chair), Simon Cmrlec, and Charles Funk. Of the three members in the Audit Committee, Charles Funk is not independent. Our Board of Directors has determined that the Audit Committee meets the exemption from the composition requirements pursuant to Rule 10A-3(b)(1)(iv)(A)(2) of the Securities Exchange Act of 1934 and Section 803(B)(2)(b) of the NYSE American Rules.

All three members of the Audit Committee are financially literate, meaning they are able to read and understand the Registrant's financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Registrant's financial statements.

Our Board of Directors has determined that Harry Pokrandt qualifies as an "audit committee financial expert" (as defined in paragraph (8)(b) of General Instruction B to Form 40-F).

The SEC has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an "expert" for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included under the heading "Audit Committee Information" under the sub-heading "External Auditor Service Fees" in the Company's Annual Information Form for the fiscal year ended April 30, 2022, filed as Exhibit 99.1 to this Annual Report on Form 40-F, and incorporated herein by reference.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee Charter sets out responsibilities regarding the provision of non-audit services by the Registrant's external auditors and requires the Audit Committee to pre-approve all permitted non-audit services to be provided by the Registrant's external auditors, in accordance with applicable law.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant currently has no off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of April 30, 2022, information with respect to the Registrant's known contractual obligations (in thousands):

	Payments due by period
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Long-Term Debt Obligations	$0	$0	$0	$0	$0
Capital (Finance) Lease Obligations	$0	$0	$0	$0	$0
Operating Lease Obligations	$0	$0	$0	$0	$0
Purchase Obligations	$0	$0	$0	$0	$0
Other Long-Term Liabilities Reflected on Balance Sheet	$0	$0	$0	$0	$0
Total	$0	$0	$0	$0	$0

NYSE AMERICAN CORPORATE GOVERNANCE

The Registrant is a foreign private issuer, and its common shares are listed on the NYSE American LLC. As a Canadian corporation listed on the NYSE American, we are not required to comply with certain NYSE American corporate governance standards, so long as we comply with applicable Canadian and Toronto Stock Exchange corporate governance requirements. In order to claim relief under these provisions, Section 110 of the NYSE American Company Guide requires us to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.

A comparison of NYSE American governance rules required to be followed by U.S. domestic issuers under NYSE American's listing standards and our corporate governance practices (such disclosure required by Section 110 of the NYSE American Company Guide) is detailed below.

Board of Directors

Section 802 of the NYSE American Company Guide (the "Company Guide") requires at least a majority of the directors on the Board of Directors of each listed company to be independent directors as defined in Section 803A. The Board of Directors of the Company ("Board") consists of five directors, of which two are currently independent. The Company meets the requirements of the TSXV that each listed company must have at least two independent directors.

Further, Section 804 of the Company Guide requires that nominations for members of the Board either be selected or recommended either by a Nominating Committee comprised of independent directors or by a majority of such company's independent directors. As permitted by the TSXV Manual, the Company does not currently have a Nominating Committee.

Shareholder Approval

Section 711 of the Company Guide requires shareholder approval of all equity compensation plans and material revisions to such plans. The Company follows the shareholder approval requirements listed in Policy 4.4 of the TSXV Corporate Finance Manual (the "TSXV Manual") in connection with equity compensation arrangements. Pursuant to the TSXV Manual, shareholder approval is required (a) on adoption of certain types of security-based compensation plans, (b) annually in respect of certain types of security-based compensation plans, and (c) in connection with the amendment of any security-based compensation plan.

Sections 712 and 713 of the Company Guide require a listed company to obtain the approval of its shareholders for certain kinds of securities issuances. The Company follows the shareholder approval requirements in the TSXV Manual in connection with securities issuances, including Policy 4.1 in connection with private placements. Pursuant to the TSXV Manual, shareholder approval is required in connection with private placements that (a) will result in the creation of a new control person (b) appear to be undertaken as a defensive tactic to a takeover bid, or (c) constitute a related party transaction.

Quorum

Section 123 of the Company Guide recommends a quorum of not less than one-third of a listed company's shares issued and outstanding entitled to vote at a meeting of shareholders. The Company's quorum requirement under its Articles is two shareholders entitled to vote at the meeting whether in person or by proxy who hold, in the aggregate, at least 5% of the issued shares entitled to be voted at the meeting. The Company's quorum requirements comply with the requirements under the TSXV Manual and the corporate law of British Columbia.

Audit Committee

Rule 10A-3 of the Securities Exchange Act of 1934 and Section 803(B)(2)(a) of the NYSE American Rules requires each member of the Registrant’s Audit committee to be “independent”. In lieu of following Rule 10A-3’s independence requirement for Charles Funk, the Registrant currently meets the exemption from the composition requirements pursuant to Rule 10A-3(b)(1)(iv)(A)(2) of the Securities Exchange Act of 1934 and Section 803(B)(2)(b) of the NYSE American Rules. The Registrant intends to fully comply with Rule 10A-3 of the Securities Exchange Act of 1934 and Section 803(B)(2)(a) of the NYSE American Rules before January 2023.

The foregoing is consistent with the laws, customs, and practices in the province of British Columbia and Canada.

Further information about the Registrant's governance practices is included on the Registrant's website at www.vizslasilvercorp.ca.

INTERACTIVE DATA FILE

The Registrant will submit by amendment Exhibits 101 and 104 to this Annual Report on Form 40-F its Interactive Data Files. The amendment will be filed within the 30-day grace period provided by Rule 405(a)(2)(ii) of Regulation S-T.

MINE SAFETY DISCLOSURE

Not applicable.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed with the SEC a written consent to service of process on Form F-X. Any change to the name or address of the Registrant's agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Registrant.

ADDITIONAL INFORMATION

Additional information relating to the Registrant may be found on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on the SEC's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

VIZSLA SILVER CORP.

By:	/s/ Michael Konnert
Name: Michael Konnert
Title: Chief Executive Officer

Date: July 22, 2022

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
99.1	The Registrant's Annual Information Form for the fiscal year ended April 30, 2022
99.2	Audited Consolidated Financial Statements for the fiscal year ended April 30, 2022
99.3	Management's Discussion and Analysis for the year ended April 30, 2022
99.4	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of MNP LLP
101*	XBRL Document
104*	Cover Page Interactive Data File

* To be filed by amendment within the 30-day grace period provided by Rule 405(a)(2)(ii) of Regulation S-T.