Form 40-F/A
period 2022-04-30
Vizsla Silver Corp.
filed 2022-07-28
CIK 1796073

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
(Amendment No. 1)

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, no par value	VZLA	NYSE American LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual information form	[X] Audited annual financial statements

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
[X]  Yes  [  ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
[X]  Yes  [   ]  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

[X]  Emerging growth company

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

This Amendment No. 1 to the Annual Report on Form 40-F (“Amendment No. 1”) amends the Annual Report on Form 40-F of Vizsla Silver Corp. (the “Registrant”) for the year ended April 30, 2022, which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 22, 2022 (the “Original Annual Report”). This Amendment No. 1 is being filed to include the Audit Report of the Registrant’s Auditor to the Consolidated Financial Statements for the fiscal year ended April 30, 2022 (filed as Exhibit 99.2 to this Amendment No. 1) which was omitted due to clerical error and for the purpose of submitting Exhibits 101 and 104 to the Form 40-F as required by General Instruction B(15)(a)(iii) of Form 40-F and Rule 405 of Regulation S-T. Exhibits 101 and 104 were omitted from the Registrant's Original Form 40-F in accordance with the 30-day grace period provided under Rule 405(a)(2)(ii) or Regulation S-T.

Except as described above, the Original Annual Report remains unchanged. This Amendment No. 1 does not reflect events occurring after the filing of the Original Annual Report, or modify or update those disclosures. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Annual Report.

 1930

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIZSLA SILVER CORP.

By:	/s/ Michael Konnert
Name: Michael Konnert
Title: Chief Executive Officer

Date: July 28, 2022

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
99.1*	The Registrant's Annual Information Form for the fiscal year ended April 30, 2022
99.2**	Audited Consolidated Financial Statements for the fiscal year ended April 30, 2022
99.3*	Management's Discussion and Analysis for the year ended April 30, 2022
99.4**	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5**	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6**	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7**	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8**	Consent of MNP LLP
101**	XBRL Document
101.INS**	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH**	Inline XBRL Taxonomy Extension Schema Document
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104**	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

* Previously filed.

** Filed herewith.