Form 40-F/A
period 2022-04-30
Vizsla Silver Corp.
filed 2022-08-01
CIK 1796073

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
(Amendment No. 2)

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

This Amendment No. 2 to the Annual Report on Form 40-F (“Amendment No. 2”) amends the Annual Report on Form 40-F of Vizsla Silver Corp. (the “Registrant”) for the year ended April 30, 2022, which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 22, 2022 (the “Original Annual Report”) and as amended by Amendment No. 1 on Form 40-F/A on July 28, 2022 (“Amendment No. 1”). This Amendment No. 2 is being filed to revise the Audit Report of the Registrant’s Auditor to the Consolidated Financial Statements for the fiscal year ended April 30, 2022 (filed as Exhibit 99.2 to this Amendment No. 2) to comply with SEC Rules and Regulations.

Except as described above, the Original Annual Report remains unchanged. This Amendment No. 2 does not reflect events occurring after the filing of the Original Annual Report or modify or update those disclosures. Accordingly, this Amendment No. 2 should be read in conjunction with the Original Annual Report and the Registrant’s other SEC filings.

 1930

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 2 to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIZSLA SILVER CORP.

By:	/s/ Michael Konnert
Name: Michael Konnert
Title: Chief Executive Officer

Date: July 29, 2022

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