Form 40-F
period 2023-04-30
Vizsla Silver Corp.
filed 2023-07-21
CIK 1796073

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[ ]	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
[x]	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended April 30, 2023	Commission File Number 001-41225

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

Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report: 207,938,329 outstanding as of April 30, 2023.

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

FORWARD LOOKING STATEMENTS

Certain information, estimates and projections contained in this Annual Report, and the documents incorporated by reference herein, if any, constitute forward-looking statements regarding the Company, its operations and projects, including, but not limited to, the Panuco-Copala Property (as defined in the Annual Information Form for the year ended April 30, 2023, attached as Exhibit 99.1 to this Annual Report). All statements that are not historical facts, involving without limitation, statements regarding future projections, plans and objectives, securing strategic partners and financing requirements and the ability to fund future mine development are forward-looking statements, or forward-looking information. Generally, forward-looking information can be identified by the use of forward-looking terminology such  as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts",  "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be  achieved".

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information.  Forward-looking information and statements involve risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such information or statements. Such risk factors and uncertainties include, but are in no way limited to, statements with respect to the effect and estimated timeline of the drilling and assay results of the Company, the estimation of mineral reserves and mineral resources, the timing and amount of estimated future exploration, costs of exploration, capital expenditures, success of exploration activities, permitting time lines and permitting, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, fluctuations in mineral prices, uncertainties and other factors relating to public health crises, volatility in the global financial markets, increased inflation, and turbulence in mining markets resulting from the invasion of Ukraine by Russia, and other risk factors, as discussed in the Company's filings with Canadian securities regulatory agencies including the documents incorporated by reference herein, including the risk factors described therein. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company disclaims any obligation to update any forward-looking statements or information, other than as may be specifically required by applicable securities laws and regulations. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Forward-looking statements are subject to a variety of risks, uncertainties, and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation those risks outlined under the heading "Risk Factors" beginning on page 8 in the Annual Information Form for the year ended April 30, 2023, attached as Exhibit 99.1 to this Annual Report, and incorporated herein by reference, and under the heading "Risks Factors and Uncertainties" on beginning page 23 in the Registrant's Management's Discussion & Analysis for the year ended April 30, 2023, attached as Exhibit 99.3 to this Annual Report, and incorporated herein by reference, and in other filings that the Registrant has made and may make with applicable securities authorities in the future.

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

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into U.S. dollars, on July 19, 2023 based upon the closing rate published by the Bank of Canada, was U.S.$1.00=CDN$1.3170. Bank of Canada exchange rates are nominal quotations and are not buying or selling rates. These rates are intended for statistical or analytical purposes. Rates available from financial institutions will differ. Rates are expressed in Canadian dollars, converted from U.S. dollars.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this annual report on Form 40-F:

A. Annual Information Form

The Registrant's Annual Information Form for the fiscal year ended April 30, 2023 is attached as Exhibit 99.1 to this Annual Report on Form 40-F, and is incorporated by reference herein.

B. Audited Annual Financial Statements

The Registrant's consolidated audited annual financial statements, including the reports of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.2 to this Annual Report on Form 40-F, and is incorporated by reference herein.

C. Management's Discussion and Analysis

The Registrant's management's discussion and analysis of financial condition and results of operations for the year ended April 30, 2023 is attached as Exhibit 99.3 to this Annual Report on Form 40-F, and is incorporated by reference herein.

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

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company's management, including the CEO and CFO, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Company's CEO and CFO have concluded that, as of April 30, 2023, the Company's disclosure controls and procedures were effective.

MANAGEMENT'S REPORT ON
INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management, including the Company's CEO and CFO, is responsible for establishing and maintaining adequate internal control over the Company's internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions and disposition of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Because of their inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management (with the participation of the CEO and the CFO) conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of April 30, 2023. This evaluation was based on the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management has concluded that the Company's internal control over financial reporting was effective as at April 30,2023, and management's assessment did not identify any material weaknesses.

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

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Registrant’s internal control over financial reporting during the fiscal year ended April 30, 2023, that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

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

AUDIT COMMITTEE

The Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 803B of the NYSE American LLC Company Guide. The Company's Audit Committee is comprised of Harry Pokrandt (Chair), Simon Cmrlec, and David Cobbold, all of whom, in the opinion of the Company's Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and Section 803A of the NYSE American LLC Company Guide). All three members of the Audit Committee are financially literate, meaning they are able to read and understand the Company's financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. The Audit Committee meets the composition requirements set forth by Section 803B(2) of the NYSE American LLC Company Guide.

The members of the Audit Committee are appointed by the Company's Board of Directors annually. Each member of the Audit Committee will remain on the committee until the next annual meeting of shareholders after his or her appointment, unless otherwise removed or replaced by the Board of Directors at any time.

The full text of the Audit Committee Charter is available on the Company's website at https://vizslasilvercorp.com/.

Audit Committee Financial Expert

The Board of Directors has determined that each of Harry Pokrandt, Simon Cmrlec, and David Cobbold (i) is financially sophisticated within the meaning of Rule 803B of the NYSE American LLC Company Guide; (ii) is an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K; and (iii) is independent (as determined under Exchange Act Rule 10A-3 and Section 803A of the NYSE American LLC Company Guide).

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included under the heading "Audit Committee Information" under the sub-heading "External Auditor Service Fees" in the Company's Annual Information Form for the fiscal year ended April 30, 2023, filed as Exhibit 99.1 to this Annual Report on Form 40-F, and incorporated herein by reference.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of April 30, 2023, information with respect to the Registrant's known contractual obligations (in thousands):

	Payments due by period
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Long-Term Debt Obligations	$0	$0	$0	$0	$0
Capital (Finance) Lease Obligations	$0	$0	$0	$0	$0
Operating Lease Obligations	$0	$0	$0	$0	$0
Purchase Obligations	$0	$0	$0	$0	$0
Other Long-Term Liabilities Reflected on Balance Sheet	$0	$0	$0	$0	$0
Total	$0	$0	$0	$0	$0

NYSE AMERICAN LLC CORPORATE GOVERNANCE

The Registrant is a foreign private issuer, and its common shares are listed on the NYSE American LLC. As a Canadian corporation listed on the NYSE American LLC ("NYSE American"), we are not required to comply with certain NYSE American corporate governance standards, so long as we comply with applicable Canadian and TSX Venture Exchange ("TSXV") corporate governance requirements. In order to claim relief under these provisions, Section 110 of the NYSE American LLC Company Guide (the "Company Guide") requires us to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.

A comparison of NYSE American corporate governance rules required to be followed by U.S. domestic issuers under NYSE American's listing standards and our corporate governance practices (such disclosure required by Section 110 of the Company Guide) is detailed below.

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

Sections 712 and 713 of the Company Guide require a listed company to obtain the approval of its shareholders for certain kinds of securities issuances. The Company follows the shareholder approval requirements in the TSXV Manual in connection with securities issuances, including Policy 4.1 in connection with private placements. Pursuant to the TSXV Manual, shareholder approval is required in connection with private placements that (a) will result in the creation of a new control person (b) appear to be undertaken as a defensive tactic to a takeover bid, or (c) unless an exemption is available, constitute a related party transaction.

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
Name: Michael Konnert
Title: Chief Executive Officer

Date: July 20, 2023

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
99.1	The Registrant's Annual Information Form for the fiscal year ended April 30, 2023
99.2	Audited Consolidated Financial Statements for the fiscal year ended April 30, 2023
99.3	Management's Discussion and Analysis for the year ended April 30, 2023
99.4	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of MNP LLP
99.9	Consent of Allan Armitage, Ph.D., P.Geo., of SGS Geological Services
99.10	Consent of Benjamin K. Eggers, B. Sc. (Hons), MAIG, P. Geo., of SGS Geological Services
99.11	Consent of and Yann Camus, P. Eng., of SGS Geological Services
101	XBRL Document
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).