Form 40-F
period 2024-04-30
Vizsla Silver Corp.
filed 2024-07-19
CIK 1796073

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended April 30, 2024	Commission File Number 001-41225

Vizsla Silver Corp.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant's name into English (if applicable))

British Columbia, Canada	1040	N/A
(Province or other jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
incorporation or organization)	Code Number)	Identification Number)

Suite 1723, 595 Burrard Street
Vancouver, British Columbia, V7X 1J1, Canada
(604)-364-2215
(Address and telephone number of Registrant's principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

1-800-221-0102
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, no par value	VZLA	NYSE American LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report: 232,642,035 outstanding as of April 30, 2024.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☒ Yes ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

☒ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE

Vizsla Silver Corp. (the "Company," "Registrant," or "Vizsla") is a "foreign private issuer" as defined in Rule 3b-4 under Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is a Canadian issuer eligible to file its annual report ("Annual Report") pursuant to Section 13 of the Exchange Act on Form 40-F pursuant to the multi-jurisdictional disclosure system (the "MJDS") adopted by the United States Securities and Exchange Commission (the "SEC"). The Company's common shares are listed on the TSX Venture Exchange and the NYSE American LLC ("NYSE") under the trading symbol "VZLA".

In this annual report, references to "we", "our", "us", the "Company", the "Registrant", or "Vizsla", mean Vizsla Silver Corp., unless the context suggests otherwise.

FORWARD LOOKING STATEMENTS

Certain information, estimates and projections contained in this Annual Report, and the documents incorporated by reference herein, if any, constitute forward-looking statements regarding the Company, its operations and projects, including, but not limited to, the Panuco-Copala Property (as defined in the Management Discussion and Analysis of the Company for the year ended April 30, 2024, attached as Exhibit 99.3 to this Annual Report). All statements that are not historical facts, involving without limitation, statements regarding future projections, plans and objectives, securing strategic partners and financing requirements and the ability to fund future mine development are forward-looking statements, or forward-looking information. Forward-looking information and statements involve risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such information or statements. Such risk factors and uncertainties include, but are in no way limited to, statements with respect to the effect and estimated timeline of the drilling and assay results of the Company, the estimation of mineral reserves and mineral resources, the timing and amount of estimated future exploration, costs of exploration, capital expenditures, success of exploration activities, permitting time lines and permitting, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, fluctuations in mineral prices, volatility in the global financial markets, increased inflation, and other risk factors, as discussed in the Company's filings with Canadian securities regulatory agencies including the documents incorporated by reference herein. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

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

Forward-looking statements are subject to a variety of risks, uncertainties, and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation those risks outlined under the heading "Risk Factors" beginning on page 9 in the Annual Information Form for the year ended April 30, 2024, attached as Exhibit 99.1 to this Annual Report, and incorporated herein by reference, and under the heading "Risks Factors and Uncertainties" on beginning page 27 in the Registrant's Management's Discussion & Analysis for the year ended April 30, 2024, attached as Exhibit 99.3 to this Annual Report, and incorporated herein by reference, and in other filings that the Registrant has made and may make with applicable securities authorities in the future.

NOTICE TO UNITED STATES READERS - DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

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

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into U.S. dollars, on July 17, 2024 based upon the closing rate published by the Bank of Canada, was U.S.$1.00=CDNU.S.$1.00=CDN$1.37. Bank of Canada exchange rates are nominal quotations and are not buying or selling rates. These rates are intended for statistical or analytical purposes. Rates available from financial institutions will differ. Rates are expressed in Canadian dollars, converted from U.S. dollars.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this annual report on Form 40-F:

____________________________________
1 Nauth NTD: To be obtained on day before filing.

A. Annual Information Form

The Registrant's Annual Information Form for the fiscal year ended April 30, 2024 is attached as Exhibit 99.1 to this Annual Report on Form 40-F, and is incorporated by reference herein.

B. Audited Annual Financial Statements

The Registrant's consolidated audited annual financial statements, including the reports of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.2 to this Annual Report on Form 40-F, and is incorporated by reference herein.

C. Management's Discussion and Analysis

The Registrant's management's discussion and analysis of financial condition and results of operations for the year ended April 30, 2024 is attached as Exhibit 99.3 to this Annual Report on Form 40-F, and is incorporated by reference herein.

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

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company's management, including the CEO and CFO, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Company's CEO and CFO have concluded that, as of April 30, 2024, the Company's disclosure controls and procedures were effective.

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

The Company's management (with the participation of the CEO and the CFO) conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of April 30, 2024. This evaluation was based on the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management has concluded that the Company's internal control over financial reporting was effective as at April 30,2024, and management's assessment did not identify any material weaknesses.

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

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Registrant's internal control over financial reporting during the fiscal year ended April 30, 2024, that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

CODE OF CONDUCT

The Registrant has adopted a written "code of ethics" (as defined by the rules and regulations of the SEC), entitled "Code of Business Conduct and Ethics" (the "Code") that applies to all members of the Board of Directors, officers, employees, and consultants of the Company and its affiliates and subsidiaries worldwide. Adherence to this code is a condition of employment with or providing services to the Company.

The Code may be obtained upon request from Vizsla Silver Corp.'s head office at Suite 1723, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1, or by viewing the Registrant's web site at www.vizslasilvercorp.ca.

All amendments to the Code, and all waivers of the Code with respect to any director, executive officer or principal financial and accounting officers, will be posted on the Registrant's web site within five business days following the date of the amendment or waiver and any amendment will be provided in print to any shareholder upon request.

AUDIT COMMITTEE

The Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 803B of the NYSE American LLC Company Guide. The Company's Audit Committee is comprised of Harry Pokrandt (Chair), Eduardo Luna, and David Cobbold, all of whom, in the opinion of the Company's Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and Section 803A of the NYSE American LLC Company Guide). All three members of the Audit Committee are financially literate, meaning they are able to read and understand the Company's financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. The Audit Committee meets the composition requirements set forth by Section 803B(2) of the NYSE American LLC Company Guide.

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

Audit Committee Financial Expert

The Board of Directors has determined that each of Suki Gill, Harry Pokrandt, and David Cobbold (i) is financially sophisticated within the meaning of Rule 803B of the NYSE American LLC Company Guide; (ii) is an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K; and (iii) is independent (as determined under Exchange Act Rule 10A-3 and Section 803A of the NYSE American LLC Company Guide).

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included under the heading "Audit Committee Information" under the sub-heading "External Auditor Service Fees" in the Company's Annual Information Form for the fiscal year ended April 30, 2024, filed as Exhibit 99.1 to this Annual Report on Form 40-F, and incorporated herein by reference.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of April 30, 2024, information with respect to the Registrant's known contractual obligations (in thousands):

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

ADDITIONAL INFORMATION

Additional information relating to the Registrant may be found on the System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca and on the SEC's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIZSLA SILVER CORP.

By:	/s/ Michael Konnert
Name: Michael Konnert
Title: Chief Executive Officer

Date: July 18, 2024

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
97	Clawback Policy
99.1	Annual Information Form for the fiscal year ended April 30, 2024
99.2	Audited Consolidated Financial Statements for the fiscal year ended April 30, 2024
99.3	Management Discussion and Analysis for the year ended April 30, 2024
99.4	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of MNP LLP
99.9	Consent of Allan Armitage, Ph.D., P.Geo., of SGS Geological Services
99.10	Consent of Benjamin K. Eggers, B. Sc. (Hons), MAIG, P. Geo., of SGS Geological Services
99.11	Consent of and Yann Camus, P. Eng., of SGS Geological Services
101	XBRL Document
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).