Form 40-F
period 2025-04-30
Vizsla Silver Corp.
filed 2025-07-18
CIK 1796073

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended April 30, 2025	Commission File Number 001-41225

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

Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report: 298,374,460 outstanding as of April 30, 2025.

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

FORWARD LOOKING STATEMENTS

Certain information, estimates and projections contained in this Annual Report, and the documents incorporated by reference herein, if any, constitute forward-looking statements regarding the Company, its operations and projects, including, but not limited to, the Panuco-Copala Property (as defined in the Management Discussion and Analysis of the Company for the year ended April 30, 2025, attached as Exhibit 99.3 to this Annual Report). All statements that are not historical facts, involving without limitation, statements regarding future projections, plans and objectives, securing strategic partners and financing requirements and the ability to fund future mine development are forward-looking statements, or forward-looking information. Forward-looking information and statements involve risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such information or statements. Such risk factors and uncertainties include, but are in no way limited to, statements with respect to the effect and estimated timeline of the drilling and assay results of the Company, the estimation of mineral reserves and mineral resources, the timing and amount of estimated future exploration, costs of exploration, capital expenditures, success of exploration activities, permitting time lines and permitting, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, fluctuations in mineral prices, volatility in the global financial markets, increased inflation, and other risk factors, as discussed in the Company's filings with Canadian securities regulatory agencies including the documents incorporated by reference herein. Generally, forward-looking information can be identified by the use of forward-looking terminology such  as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts",  "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be  achieved".

The Company's forward-looking statements are based on beliefs, expectations, and opinions of management on the date the statements are made. While the Company has attempted to identify important factors that could cause actual actions, events, or results to differ from those described in forward-looking statements, there may be factors that cause actions, events, or results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company disclaims any obligation to update any forward-looking statements or information, other than as may be specifically required by applicable securities laws and regulations.

Forward-looking statements are subject to a variety of risks, uncertainties, and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation those risks outlined under the heading ["Risk Factors"] beginning on page [9] in the Annual Information Form for the year ended April 30, 2025, attached as Exhibit 99.1 to this Annual Report, and incorporated herein by reference, and under the heading "Risks and Uncertainties" on beginning page [26] in the Registrant's Management's Discussion & Analysis for the year ended April 30, 2025, attached as Exhibit 99.3 to this Annual Report, and incorporated herein by reference, and in other filings that the Registrant has made and may make with applicable securities authorities in the future.

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

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into U.S. dollars, on July 16, 2025 based upon the closing rate published by the Bank of Canada, was U.S.$1.00=CDN$1.3712. Bank of Canada exchange rates are nominal quotations and are not buying or selling rates. These rates are intended for statistical or analytical purposes. Rates available from financial institutions will differ. Rates are expressed in Canadian dollars, converted from U.S. dollars.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this annual report on Form 40-F:

A. Annual Information Form

The Registrant's Annual Information Form for the fiscal year ended April 30, 2025 is attached as Exhibit 99.1 to this Annual Report on Form 40-F, and is incorporated by reference herein.

B. Audited Annual Financial Statements

The Registrant's consolidated audited annual financial statements, including the reports of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.2 to this Annual Report on Form 40-F, and is incorporated by reference herein.

C. Management's Discussion and Analysis

The Registrant's management's discussion and analysis of financial condition and results of operations for the year ended April 30, 2025 is attached as Exhibit 99.3 to this Annual Report on Form 40-F, and is incorporated by reference herein.

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

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company's management, including the CEO and CFO, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Company's CEO and CFO have concluded that, as of April 30, 2025, the Company's disclosure controls and procedures were effective.

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

The Company's management (with the participation of the CEO and the CFO) conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of April 30, 2025. This evaluation was based on the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management has concluded that the Company's internal control over financial reporting was effective as at April 30, 2025, and management's assessment did not identify any material weaknesses.

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

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Registrant's internal control over financial reporting during the fiscal year ended April 30, 2025, that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting.

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

The Code may be obtained upon request from Vizsla Silver Corp.'s head office at Suite 1723, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1, or by viewing the Registrant's web site at https://vizslasilvercorp.com/.

All amendments to the Code, and all waivers of the Code with respect to any director, executive officer or principal financial and accounting officers, will be posted on the Registrant's web site within five business days following the date of the amendment or waiver and any amendment will be provided in print to any shareholder upon request.

AUDIT COMMITTEE

The Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 803B of the NYSE American LLC Company Guide. The Company's Audit Committee is comprised of Suki Gill (Chair), Harry Pokrandt, and David Cobbold, all of whom, in the opinion of the Company's Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and Section 803A of the NYSE American LLC Company Guide). All three members of the Audit Committee are financially literate, meaning they are able to read and understand the Company's financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. The Audit Committee meets the composition requirements set forth by Section 803B(2) of the NYSE American LLC Company Guide.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included under the heading "Audit Committee Information" under the sub-heading "External Auditor Service Fees" in the Company's Annual Information Form for the fiscal year ended April 30, 2025, filed as Exhibit 99.1 to this Annual Report on Form 40-F, and incorporated herein by reference.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of April 30, 2025, information with respect to the Registrant's known contractual obligations (in thousands):

	Payments due by period
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Long-Term Debt Obligations	$0	$0	$0	$0	$0
Capital (Finance) Lease Obligations	$0	$0	$0	$0	$0
Operating Lease Obligations	$0	$0	$0	$0	$0
Purchase Obligations	$0	$0	$0	$0	$0
Other Long-Term Liabilities Reflected on Balance Sheet	$0	$0	$0	$0	$0
Total	$0	$0	$0	$0	$0

NYSE AMERICAN LLC CORPORATE GOVERNANCE

The Registrant is a foreign private issuer, and its common shares are listed on the NYSE American LLC. As a Canadian corporation listed on the NYSE American LLC ("NYSE American"), we are not required to comply with certain NYSE American corporate governance standards, so long as we comply with applicable Canadian and Toronto Stock Exchange ("TSX") corporate governance requirements. In order to claim relief under these provisions, Section 110 of the NYSE American LLC Company Guide (the "Company Guide") requires us to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.

A comparison of NYSE American corporate governance rules required to be followed by U.S. domestic issuers under NYSE American's listing standards and our corporate governance practices (such disclosure required by Section 110 of the Company Guide) is detailed below.

Shareholder Approval

Section 711 of the Company Guide requires shareholder approval of all equity compensation plans and material revisions to such plans. The Company follows the shareholder approval requirements listed in "Part VI - C. Security Based Compensation Arrangements" in the TSX Company Manual (the "TSX Manual") in connection with equity compensation arrangements. Pursuant to the TSX Manual, shareholder approval is required (a) on adoption of certain types of security-based compensation plans, (b) annually in respect of certain types of security-based compensation plans, and (c) in connection with the amendment of any security-based compensation plan.

Sections 712 and 713 of the Company Guide require a listed company to obtain the approval of its shareholders for certain kinds of securities issuances. The Company follows the shareholder approval requirements in the TSX Manual in connection with securities issuances, including "Part VI - B. Distributions of Securities of a Listed Class" in connection with private placements. Pursuant to the TSX Manual, shareholder approval is required in connection with private placements that (a) will result in the creation of a new control person (b) appear to be undertaken as a defensive tactic to a takeover bid, or (c) unless an exemption is available, constitute a related party transaction.

Quorum

Section 123 of the Company Guide recommends a quorum of not less than one-third of a listed company's shares issued and outstanding entitled to vote at a meeting of shareholders. The Company's quorum requirement under its Articles is two shareholders entitled to vote at the meeting whether in person or by proxy who hold, in the aggregate, at least 5% of the issued shares entitled to be voted at the meeting. The Company's quorum requirements comply with the requirements under the TSX Manual and the corporate law of British Columbia.

The foregoing is consistent with the laws, customs, and practices in the province of British Columbia and Canada.

Further information about the Registrant's governance practices is included on the Registrant's website at https://vizslasilvercorp.com/.

MINE SAFETY DISCLOSURE

Not applicable.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

None.

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

INCORPORATION BY REFERENCE

The Registrant's Annual Report is incorporated by reference into the Registrant's Registration Statement on Form F-10 (Reg. No. 333-286322), including the prospectus contained therein.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIZSLA SILVER CORP.

By:	/s/ Michael Konnert
Name: Michael Konnert
Title: Chief Executive Officer

Date: July 17, 2025

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
99.1	Annual Information Form for the fiscal year ended April 30, 2025
99.2	Audited Consolidated Financial Statements for the fiscal year ended April 30, 2025
99.3	Management Discussion and Analysis for the year ended April 30, 2025
99.4	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of MNP LLP
99.9	Consent of Allan Armitage, P.Geo., of SGS Geological Services
99.10	Consent of Benjamin K. Eggers, P. Geo., of SGS Geological Services
99.11	Consent of and Henri Gouin, P. Eng., of SGS Geological Services
99.12	Consent of James Millard, P.Geo., of Ausenco Sustainability Canada ULC
99.13	Consent of Jonathan Cooper, P.Eng., of Ausenco Sustainability Canada ULC
99.14	Consent of Peter Mehrfert, P.Eng., of Ausenco Engineering Canada ULC
99.15	Consent of Scott Elfen, P.E., of Ausenco Engineering Canada ULC
101	XBRL Document
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File