Form 40-F
period 2026-04-30
Vizsla Silver Corp.
filed 2026-07-17
CIK 1796073

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

                                                                                                            or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended April 30, 2026	Commission File Number 001-41225

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

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the "Exchange Act"):

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, no par value	VZLA	NYSE American LLC

Securities registered pursuant to Section 12(g) of the Exchange Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report: 351,018,130 common shares outstanding as of April 30, 2026.

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

☐ Emerging growth company

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Exchange Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE

Vizsla Silver Corp. (the "Company," "Registrant," or "Vizsla") is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act, and is a Canadian issuer eligible to file this Annual Report on Form 40-F (this "Annual Report") pursuant to Section 13 of the Exchange Act on Form 40-F pursuant to the multi-jurisdictional disclosure system (the "MJDS") adopted by the United States Securities and Exchange Commission (the "SEC"). The Company's common shares are listed on the Toronto Stock Exchange and the NYSE American LLC ("NYSE American") under the trading symbol "VZLA".

In this Annual Report, references to "we", "our", "us", the "Company", the "Registrant", or "Vizsla", mean Vizsla Silver Corp., unless the context suggests otherwise.

FORWARD LOOKING STATEMENTS

Certain information, estimates and projections contained in this Annual Report, and the documents incorporated by reference herein, if any, constitute forward-looking statements regarding the Company, its operations and projects, including, but not limited to, the Panuco-Copala Property (as defined in the MD&A). All statements that are not historical facts, involving without limitation, statements regarding future projections, plans and objectives, securing strategic partners and financing requirements and the ability to fund future mine development are forward-looking statements, or forward-looking information. Forward-looking information and statements involve risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such information or statements. Such risk factors and uncertainties include, but are in no way limited to, statements with respect to the effect and estimated timeline of the drilling and assay results of the Company, the estimation of mineral reserves and mineral resources, the timing and amount of estimated future exploration, costs of exploration, capital expenditures, success of exploration activities, permitting time lines and permitting, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, fluctuations in mineral prices, volatility in the global financial markets, increased inflation, and other risk factors, as discussed in the Company's filings with Canadian securities regulatory agencies including the documents incorporated by reference herein. Generally, forward-looking information can be identified by the use of forward-looking terminology such  as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts",  "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be  achieved".

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

Forward-looking statements are subject to a variety of risks, uncertainties, and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation those risks outlined under the heading "Risk Factors" beginning on page 10 in the Annual Information Form, and incorporated herein by reference, and under the heading "Risks and Uncertainties" on beginning page 21 in the Registrant's MD&A, and incorporated herein by reference, and in other filings that the Registrant has made and may make with applicable securities authorities in the future.

MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

The disclosure included in or incorporated by reference in this Annual Report uses mineral reserves and mineral resources classification terms that comply with reporting standards in Canada and are made in accordance with National Instrument 43-101-Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

These standards differ significantly from the requirements of the SEC that are applicable to domestic United States reporting companies. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information included in this Annual Report and the documents incorporated by reference herein that describes the Company's mineral reserves and mineral resources estimates may not be comparable with information made public by United States companies subject to the SEC's reporting and disclosure requirements.

NOTICE TO UNITED STATES READERS - DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under the MJDS, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its consolidated financial statements, which are filed as Exhibit 99.3, and incorporated herein by reference, to this Annual Report, in accordance with IFRS Accounting Standards ("IFRS"), as issued by the International Accounting Standards Board. Financial statements prepared in IFRS may differ from financial statements prepared in United States GAAP ("U.S. GAAP") and from practices prescribed by the SEC. Therefore, the Registrant's financial statements filed with this Annual Report may not be comparable to financial statements of United States companies prepared in accordance with U.S. GAAP.

Unless otherwise indicated, all dollar amounts in this Annual Report are in U.S. dollars, which is the Company's presentation currency for all periods presented. The exchange rate of Canadian dollars into U.S. dollars, on July 17, 2026 based upon the closing rate published by the Bank of Canada, was U.S.$1.00=CDN$1.3712. Bank of Canada exchange rates are nominal quotations and are not buying or selling rates. These rates are intended for statistical or analytical purposes. Rates available from financial institutions will differ. Rates are expressed in Canadian dollars, converted from U.S. dollars.

PRINCIPAL DOCUMENTS

The following documents, filed as Exhibit 99.1, 99.2 and 99.3 hereto, are incorporated herein by reference into this Annual Report:

A. Annual Information Form of the Company for the year ended April 30, 2026 (the "Annual Information Form").

B. Management's Discussion and Analysis of the Company for the year ended April 30, 2026 (the "MD&A").

C. Audited Consolidated Financial Statements for the fiscal years ended April 30, 2026 and 2025 and notes thereto, together with the reports of the independent registered public accounting firm thereon.

TAX MATTERS

Purchasing, holding or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.

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

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company's management, including the CEO and CFO, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, management, including the Company's CEO and CFO, concluded that, as of April 30, 2026, the Company's disclosure controls and procedures were effective.

MANAGEMENT'S ANNUAL REPORT ON
INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s Management is responsible for establishing and maintaining adequate Internal Control over Financial Reporting, as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended.

Management has assessed the effectiveness of our Internal Control over Financial Reporting as of April 30, 2026, based on the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that the Company’s Internal Control over Financial Reporting was effective as of April 30, 2026.

See "Management's Report on Internal Control Over Financial Reporting", which accompanies the Company’s audited consolidated financial statements as of April 30, 2026 and 2025, filed as Exhibit 99.3 to this Annual Report on Form 40-F

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The Company's internal control over financial reporting as of April 30, 2026 has been audited by Deloitte LLP, an independent registered public accounting firm. The required report is included in the "Report of Independent Registered Public Accounting Firm," that accompanies the Company's audited consolidated financial statements as at and for the fiscal years ended April 30, 2026 and 2025, filed as part of this Annual Report on Form 40-F in Exhibit 99.3.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Registrant's internal control over financial reporting during the fiscal year ended April 30, 2026, that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting.

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

The Code may be obtained upon request from Vizsla's head office at Suite 1723, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1, or by viewing the Registrant's website at https://vizslasilvercorp.com/.

All amendments to the Code, and all waivers of the Code with respect to any director, executive officer or principal financial and accounting officers, will be posted on the Registrant's website within five business days following the date of the amendment or waiver and any amendment will be provided in print to any shareholder upon request.

Unless and to the extent specifically referred to herein, the information on the Registrant's website shall not be deemed to be incorporated by reference in this Annual Report. Except for the Code, and notwithstanding any reference to the Registrant's website or other websites in this Annual Report or in the documents incorporated by reference herein or attached as Exhibits hereto, no information contained on the Registrant's website or any other site shall be incorporated by reference in this Annual Report or in the documents incorporated by reference herein or attached as Exhibits hereto.

AUDIT COMMITTEE

The Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 803B of the NYSE American LLC Company Guide. The Company's Audit Committee is comprised of Suki Gill (Chair), Harry Pokrandt, and David Cobbold, all of whom, in the opinion of the Company's Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and Section 803A of the NYSE American Company Guide). All three members of the Audit Committee are financially literate, meaning they are able to read and understand the Company's financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. The Audit Committee meets the composition requirements set forth by Section 803B(2) of the NYSE American Company Guide.

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

Audit Committee Financial Expert

The Board of Directors has determined that each of Suki Gill, Harry Pokrandt, and David Cobbold (i) is financially sophisticated within the meaning of Rule 803B of the NYSE American Company Guide; (ii) is an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K; and (iii) is independent (as determined under Exchange Act Rule 10A-3 and Section 803A of the NYSE American Company Guide).

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included under the heading "Audit Committee Information" under the sub-heading "External Auditor Service Fees" in the Annual Information Form. The Company's independent registered public accounting firm for the fiscal year ended April 30, 2026 was Deloitte LLP (PCAOB ID No. 1208).

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

Certain of the Company's projects are subject to underlying net smelter return ("NSR") royalties with third parties. These NSR royalties represent contractual interests in future production and are disclosed in the Company's property agreements, audited consolidated financial statements for the year ended April 30, 2026, and Annual Information Form, as applicable.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of April 30, 2026, information with respect to the Registrant's known contractual obligations (in thousands):

	Payments due by period
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Trade and other payables	$6,154	$6,154	$0	$0	$0
Debt	$377,125	$0	$0	$377,125	$0
Income tax payable	$0	$0	$0	$107	$0
Other Liabilities Reflected on Balance Sheet	$482	$482	$0	$0	$0
Total	$383,761	$6,636	$0	$377,232	$0

NYSE AMERICAN LLC CORPORATE GOVERNANCE

The Registrant is a foreign private issuer, and its common shares are listed on the NYSE American. As a Canadian corporation listed on the NYSE American, Vizsla is not required to comply with certain NYSE American corporate governance standards, so long as it complies with applicable Canadian and Toronto Stock Exchange ("TSX") corporate governance requirements. In order to claim relief under these provisions, Section 110 of the NYSE American LLC Company Guide (the "Company Guide") requires Vizsla to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.

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

Quorum

Section 123 of the Company Guide recommends a quorum of not less than one-third of a listed company's shares issued and outstanding entitled to vote at a meeting of shareholders. The Company's quorum requirement under its Articles is two shareholders entitled to vote at the meeting whether in person or by proxy who hold, in the aggregate, at least 5% of the issued shares entitled to be voted at the meeting. The Company's quorum requirements comply with the requirements under the TSX Manual and the Business Corporations Act (British Columbia).

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

ADDITIONAL INFORMATION

Additional information relating to the Registrant may be found on the System for Electronic Data Analysis and Retrieval (SEDAR+) at www.sedarplus.ca and on the SEC's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system at www.sec.gov.

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
Name: Michael Konnert
Title: Chief Executive Officer

Date: July 17, 2026

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
97	Clawback Policy
99.1	Annual Information Form for the fiscal year ended April 30, 2026
99.2	Management Discussion and Analysis for the year ended April 30, 2026
99.3	Audited Consolidated Financial Statements for the fiscal year ended April 30, 2026
99.4	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Deloitte LLP
99.9	Consent of MNP LLP
99.10	Consent of Ausenco Engineering Canada ULC together with Ausenco Sustainability ULC and Ausenco Services Pty Ltd.
99.11	Consent of Allan Armitage, P.Geo., of SGS Geological Services
99.12	Consent of Benjamin K. Eggers, P. Geo., of SGS Geological Services
99.13	Consent of Jason Blais, P.Eng., of Mining Plus Canada Consulting Ltd.
99.14	Consent of Cale DuBois, M.A.Sc., P.Eng of Mining Plus Canada Consulting Ltd.
101	XBRL Document
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File